SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, on December 19th, 2011, Petroleo Brasileiro S.A. - Petrobras hereby informs that the Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

I.    Merger of Companies TERMORIO S.A. (“TERMORIO”), USINA TERMELÉTRICA DE JUIZ DE FORA S.A. (“UTE JUIZ DE FORA”) and FAFEN ENERGIA S.A. (“FAFEN ENERGIA”) into Petrobras in order to:

(1)   Approve the Merger and Justification Protocol, executed between FAFEN ENERGIA and Petrobras on November 10, 2011;
(2)   Approve the Merger and Justification Protocol, executed between TERMORIO and Petrobras on October 10, 2011;
(3)   Approve the Merger and Justification Protocol, executed between UTE JUIZ DE FORA and Petrobras on October 10, 2011;
(4)   Confirm the hiring of KPMG Auditores Independentes (Independent Auditors) by Petrobras for the development of Appraisal Reports of Companies FAFEN ENERGIA, TERMORIO and UTE JUIZ DE FORA, according to the provisions of paragraph 1 of article 227 of Act 6.404, of Dec 15, 1976;
(5)   Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company FAFEN ENERGIA;
(6)     Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company TERMORIO;
(7)   Approve the Appraisal Report developed by KPMG Auditores Independentes (Independent Auditors) at book value for the appraisal of net equity of Company UTE JUIZ DE FORA;
(8)   Approve the merger of Company FAFEN ENERGIA into Petrobras, without enlargement of the Company’s stock capital;
(9)   Approve the merger of Company TERMORIO into Petrobras, without enlargement of the Company’s stock capital;
(10)     Approve the merger of Company UTE JUIZ DE FORA into Petrobras, without enlargement of the Company’s stock capital;
(11)     Approve the granting of authorization to PETROBRAS Management to practice all necessary acts to the implementation of the mergers and settlement of the acquired companies and the surviving company before the relevant bodies, as deemed necessary.

II.      Election, by the minority shareholders, of Mr. Josué Christiano Gomes da Silva as member of Board of Directors, in compliance to article 239 of Act nº. 6.404 of Dec 15, 1976 and to article 19 of the Company’s By Laws, until the next Ordinary General Meeting in compliance to article 150 of Act nº. 6.404 of Dec 15, 1976 and article 25 of the Company’s By Laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.